November 4, 2024

Peter Jackson
Executive Vice President and Chief Financial Officer
Builders FirstSource, Inc.
6031 Connection Drive, Suite 400
Irving, Texas 75039

       Re: Builders FirstSource, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-40620
Dear Peter Jackson:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services